

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 1, 2015

Thomas M. Majewski, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

> Re: Miller/Howard Funds Trust
> File Nos. 333-207738 and 811-23111

Dear Mr. Majewski:

On November 2, 2015, you filed a registration statement on Form N-1A for Miller/Howard Funds Trust (the "Trust") to register shares of the Miller/Howard Income-Equity Fund ("Income-Equity Fund") and the Miller/Howard Drill Bit to Burner Tip® Fund ("Drill Bit Fund") (each a "Fund and together, the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Objective (page 1)

1. The investment objective of the Income-Equity Fund is "to seek long-term total return and current income." Inasmuch as the Income-Equity Fund's name includes the word "income", please revise the investment objective so that the primary objective is to seek current income. *See* Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

Fees and Expenses of the Income-Equity Fund/Fees and Expenses of the Drill Bit Fund (pages 1-2 and pages 10-11)

2. The second sentence in the introduction to each fee table states that "More information about this, as well as eligibility requirements for each share class, is available from your financial professional and in 'Shareholder Information' on page [ ] of this Prospectus and 'Purchases' on page [ ] of the [fund's] Statement of Additional Information." As this statement is not

required or permitted to be included in Item 3 of Form N-1A, please remove this sentence from the summary prospectus. *See* General Instruction C.3.(b) to Form N-1A.

3. Please consider deleting the lines showing "Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)", "Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or redemption proceeds)", "Maximum Sales Charge (Load) Imposed on Reinvested Dividends" and "Exchange Fees" in each fee table as neither Fund charges any of these fees.

4. The second footnote to each fee table states that the Adviser has contractually agreed to waive its fees or cap its expenses. Please confirm to us that this contractual agreement will be filed as an exhibit to the registration statement. Please also confirm to us that the dates to be inserted in two places in the last sentence of the footnote will be at least one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A. In addition, if the Adviser will have any ability to recoup expenses waived or reimbursed, please disclose the Adviser's ability to do so and briefly describe the terms of such recoupment in this footnote.

5. As it appears that the example calculations for each Fund will be the same whether shares are redeemed or not redeemed, please remove the 1 year and 3 years examples under "Not Redeemed". *See* Instruction 4(f) to Item 3 of Form N-1A.

Principal Investment Strategies (page 3 and page 12)

6. The disclosure for each Fund states that equity securities include "other instruments whose price is linked to the value of common stock." Please disclose the types of instruments this phrase describes. Also, if such instruments include derivatives, please supplementally confirm that only the market value of the derivatives (rather than the notional value) will count towards complying with the 80% investment policy.

Principal Investment Strategies (page 3)

7. The second sentence states that "the Income-Equity Fund will invest at least 80% of its net assets . . . in dividend or distribution producing equity securities." Please define "distribution producing equity securities" and, inasmuch as the Income-Equity Fund's name includes the word "income", please disclose that "distribution" does not include distributions made from non-income sources, such as returns of capital. *See* Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

8. The third sentence states that the Income-Equity Fund may invest in companies of any market capitalization. Please add corresponding risk disclosure of such investments (*e.g.*, risk of investment in small capitalization issuers).

9. The fourth sentence states that equity securities include "convertible securities". Please disclose that only convertible securities that are "in the money" at the time of investment will

be considered to be equity securities for purposes of the 80% investment policy. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act").

10. The second paragraph states that the Income-Equity Fund may invest in securities from any country. Inasmuch as "Emerging Markets Risk" is identified as a principal risk of the Income-Equity Fund, please disclose that "any country" includes emerging market countries.

Principal Risks (pages 4-7)

11. The Principal Risks of the Income-Equity Fund include risks of derivatives investments and risks specific to the following industries: energy, financial services, health care, information technology and utilities. Please add disclosure of these investments in the Principal Investment Strategies section. Also, please tailor the disclosure associated with derivatives to the types of derivatives the Income-Equity Fund intends to use as part of its principal investment strategies. *See* Letter from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010); IM Guidance Update: Disclosure and Compliance matters for Investment Company Registrants That Invest in Commodity Interests (August 2013).

12. The Principal Risks of the Income-Equity Fund include "General Fund Investing Risks" on page 6 and "Investment Risk" on page 7. To avoid duplication, please either consolidate these risk factors into a single risk factor or revise the heading of each risk factor to highlight how each risk factor differs from the other.

Fund Performance (page 8 and page 17)

13. The first and second sentences indicate that each Fund does not yet have a performance history for a full calendar year and that performance information will be provided in the future. Since neither Fund has its own performance information to disclose, please remove from the summary prospectus the remaining disclosure in this paragraph that describes performance information. *See* Item 4(b)(2) of Form N-1A.

Performance Information for Similarly Managed Accounts (page 8)

14. Performance information of similarly managed accounts is not required or permitted to be included in the summary prospectus. Please remove this section from the summary prospectus. *See* General Instruction C.3.(b) of Form N-1A.

15. The first sentence states that the existing managed accounts are advised by Miller/Howard Investments, LLC. The Income-Equity Fund's investment adviser is MHI Funds, LLC. Please explain to us why it is appropriate to include performance information of accounts managed by an entity that is not the Income-Equity Fund's investment adviser. *See* Nicholas-Applegate Mutual Funds (SEC Staff No-Action Letter, Aug. 6, 1996). We may have more comments after reviewing your response.

16. The first sentence of the second paragraph states that the composite performance is that of "all of these similarly managed accounts". If any pooled investment vehicles (*e.g.*, mutual funds) with substantially similar investment objectives, policies and strategies as the Income-Equity Fund are or were managed by Miller/Howard Investments, LLC, please also include the performance of those vehicles in the performance disclosure. In addition, please revise this sentence to clarify that the composite performance includes *all* accounts managed by Miller/Howard Investments, LLC that have substantially similar investment objectives, policies and strategies as the Income-Equity Fund.

17. Please add a heading to the table at the bottom of page 8 that describes the performance information included in the table (*e.g.*, average annual total return, cumulative performance).

18. The second sentence of the third paragraph states that the performance figures reflect the deduction of the historical fees and expenses paid by the managed accounts. Please revise the disclosure to state that the performance figures reflect the deduction of *all actual* fees and expenses paid by the managed accounts, including sales loads.

19. Please represent to us that the Income-Equity Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

20. Please respond to comments 14, 15, 16, 17 and 19 with respect to the performance disclosure set forth on page 17 of the Drill Bit Fund's summary prospectus.

Management (page 9 and page 18)

21. The disclosure states that MHI Funds, LLC is each Fund's investment adviser. Please confirm to us that MHI Funds, LLC will be registered as an investment adviser with the Commission by the time the registration statement is effective.

Principal Investment Strategies (page 12)

22. The first sentence states that the Drill Bit Fund will invest at least 80% of its net assets in "securities that seek to participate in all phases of the North American energy value chain." Although the Drill Bit Fund's name suggests investments in the energy sector, it appears that the Drill Bit Fund's 80% investment policy would allow it to invest in companies outside of the energy sector (*e.g.*, companies that derive competitive advantages from low cost energy). Please revise this 80% investment policy so that it applies only to companies in the energy sector, specifically define the types of companies the energy sector includes for purposes of the 80% investment policy, and disclose the criteria that determine whether a company is in the energy sector (*e.g.*, companies that derive greater than 50% of their revenue from the energy sector). *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

23. Please add disclosure of the Drill Bit Fund's market capitalization policy (*e.g.*, whether it invests in companies with small market capitalizations).

24. The last sentence of the first paragraph states that the Drill Bit Fund "seeks to create a balanced, best of breed portfolio of a cross section of the American economy poised to grow most rapidly as a result of shale developments." Please clarify this disclosure to better explain what the Drill Bit Fund seeks to accomplish. Also, please amplify the disclosure in the Principal Investment Strategies section and the Principal Risks section to emphasize the Drill Bit Fund's focus on energy derived from shale (*e.g.*, describe the types of shale developments that will benefit the Drill Bit Fund's investments).

25. The third paragraph sets forth four investment subcategories (Upstream, Midstream, Downstream and Enablers/Beneficiaries) and provides an example of a company in each subcategory. The descriptions of the types of companies in each subcategory are too general to explain the types of companies included in each subcategory (*e.g.*, "Upstream company may possess hard-to-duplicate low cost acreage or advanced technologies", "Downstream utility company may have attractive, underappreciated critical infrastructure or growth opportunities"). Please revise the disclosure to describe with more specificity the types of companies included in each investment subcategory.

Principal Risks (pages 12-17)

26. On pages 14, 15 and 17, the disclosure describes, among other things, the risks of debt securities, below investment grade debt securities (or junk bonds), investment companies, covered call options, derivatives and utilities companies. Please add disclosure of these investments in the Principal Investment Strategies section.

27. On page 14, the disclosure under "Investment Company and RIC Compliance Risk" refers to the Drill Bit Fund's investments in "other investment companies". Please tell us whether the Drill Bit Fund invests in unregistered investment companies and if so, how much the Drill Bit Fund can invest in these investments. We may have more comments after reviewing your response.

28. On page 15, the disclosure sets forth two separate risk factors describing the energy sector: "Energy Industry Risk" and "Energy Companies Risk". To avoid duplication, please either consolidate these risk factors into a single risk factor or revise the heading of each risk factor to highlight how each risk factor differs from the other.

29. Please add appropriate risk disclosure of how recent events in the energy sector (*e.g.*, downward trend in oil and gas prices) may impact the Drill Bit Fund's investments.

Performance Information for Similarly Managed Accounts (page 17)

30. The second sentence of the third paragraph states that the performance figures are adjusted for the Drill Bit Fund's fees and expenses. Please revise the disclosure to state that the performance figures were adjusted for *all* fees and expenses of the Drill Bit Fund. In addition, the fourth sentence in this paragraph states that "[i]f the managed accounts had been

subject to the same fees and expenses as the Funds, the performance shown may have been lower." Please disclose consistently whether the performance figures are adjusted for all fees and expenses of the Drill Bit Fund or whether the performance is shown net of fees and expenses of the managed accounts. We may have more comments after reviewing your response.

Information Relevant to All Funds – Purchase and Sale of Fund Shares (pages 18-19)

31. Please remove from the summary prospectus the first three sentences of the first paragraph under this section as such disclosure is not required or permitted by Item 6 of Form N-1A. *See* General Instruction C.3.(b).

Additional Information about the Funds – Additional Information about the Investment Policies and Strategies of the Funds – Non-Principal Investment Strategies of the Fund (pages 23-24)

32. On page 24, the first bullet describes investments in investment companies and indicates that these investments may satisfy each Fund's investment policies on direct investments. If shares of investment companies are included in each Fund's 80% investment policy, please add disclosure of such investments to the types of investments included in each such policy in the Principal Investment Strategies section. Please also disclose the criteria each Fund will use to select investment companies to be included in each Fund's 80% investment policy (*e.g.*, that a Fund will invest only in investment companies that invest substantially all of their assets in the types of investments identified in that Fund's 80% investment policy).

33. Under "Temporary Defensive Policy; Cash Equivalents and Short-Term Investments", the fourth sentence states that "[f]or temporary defensive purposes *and during periods of high cash inflows or outflows* [emphasis added], the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash." Inasmuch as the Funds may only depart from their principal investment strategies and invest part or all of its assets in the securities described for temporary defensive purposes, please remove the disclosure regarding the ability of the Funds to do so during periods of high cash inflows and outflows. *See* Instruction 6 to Item 9(b)(1) of Form N-1A.

Additional Information about the Funds – Additional Information about the Risks (pages 25-33)

34. This section sets forth the risks of the Funds. Please separately disclose the principal risk and non-principal risks of each Fund. *See* Item 9(c) of Form N-1A.

Additional Information about the Funds – Management of the Funds (pages 33-36)

35. Please disclose, adjacent to the disclosure required by Item 10(a)(3)(ii) of Form N-1A, that a discussion regarding the basis for the board of directors approving the investment advisory contracts for each Fund is available in each Fund's annual or semi-annual report to

shareholders and provide the period covered by the relevant report. *See* Item 10(a)(1)(iii) of Form N-1A.

36. Please clarify the roles that the portfolio managers play in managing each Fund's portfolio. For example, please disclose whether one individual serves as a lead portfolio manager or whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of each Fund's portfolio. *See* Item 5(b) of Form N-1A.

Shareholder Information – Purchases – Purchases through Financial Intermediaries (pages 41-43)

37. The last bullet on page 43 states that each Fund reserves the right to charge $15 for outgoing wires. Please add this fee to each Fund's fee table. *See* Instruction 2(d) to Item 3 of Form N-1A.

How to Redeem Shares (pages 45-51)

38. On page 46, the fifth bullet states that "[r]edemption proceeds may be delayed until money from a prior purchase sufficient to cover your redemption has been received and collected." Please revise the disclosure above to clarify the circumstances in which redemption proceeds may be delayed (*e.g.*, until an investor's purchase check has cleared) and how long redemption proceeds may be delayed in this circumstance. *See* Section 22(e) of the 1940 Act.

How to Redeem Shares – Suspension of Redemptions (page 49)

39. The second paragraph and fourth paragraph describe additional fees charged by each Fund that are not disclosed in either Fund's fee tables (*i.e.*, low account fee of $25, annual maintenance fee of $10 for IRA or Coverdell ESA accounts and $20 fee to close out IRA or Coverdell ESA account). Please add disclosure of these fees to the fee tables. *See* Instruction 2(d) to Item 3 of Form N-1A. In addition, please note that the $20 fee per account to close out an IRA or Coverdell ESA account at the time of redemption appears to be a redemption fee. Redemption fees may not exceed 2%. *See* Rule 22c-2(a)(1)(i) under the 1940 Act. As each Fund already charges a 2% redemption fee on shares held for 60 days or less, please explain to us why the combination of the redemption fee and the account close-out fee for IRA and Coverdell ESA accounts does not violate Rule 22c-2(a)(1)(i) under the 1940 Act.

How to Redeem Shares – Class I Shares Redemption Fee (pages 50-51)

40. Please revise the heading to this section to include a reference to Adviser Class shares because a redemption fee is also charged to Adviser Class shares.

General Information – Distributions (page 54)

41. If either Fund will make return of capital distributions to shareholders, please describe the short term and long term tax implications of this type of distribution and state that a return of capital is a return to investors of a portion of their original investment in the Funds. In addition, please add disclosure in each Fund's Principal Risks section that distributions may include returns of capital and the consequences of this type of distribution, as noted above.

General Information – Payments to Financial Intermediaries (pages 56-58)

42. The first sentence states that, from its own assets, the Funds may pay brokerage firms or other financial intermediaries that sell shares of the Trust for distribution, marketing, promotional or related services. Please clarify that, if these payments are made from the Funds' assets, the payments will only be made pursuant to the Adviser Class shares' 12b-1 plan. *See* Rule 12b-1 under the 1940 Act.

General Information – Availability of Portfolio Holdings Information (page 58)

43. Please disclose that a description of the policies and procedures with respect to disclosure of the Funds' portfolio securities is available in the Funds' Statement of Additional Information and on the Funds' website, if applicable. *See* Item 9(d) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pages 1-4)

44. Please disclose the concentration policy of the Drill Bit Fund. *See* Item 16(c)(1)(iv) of Form N-1A. Please also disclose this concentration policy in the Principal Investment Strategies section of the Drill Bit Fund's summary prospectus. *See* Item 4(a) of Form N-1A.

Management – Board Diversification and Trustee Qualifications (pages 57-59)

45. The first paragraph on page 58 states that the Board has determined that each Trustee possesses experience, qualification, attributes and skills that enable the Trustee to be an effective member of the Board. Please disclose the *specific* experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director to the Funds, in light of the Funds' business and structure. *See* Item 17(b)(10) of Form N-1A.

46. Please disclose the dollar range of equity securities beneficially owned by each Trustee, on an aggregate basis, in any registered investment companies overseen by the Trustee in the same family of investment companies and the Funds. *See* Item 17(b)(4)(ii) of Form N-1A.

Financial Statements

47. Please include financial statements in the next pre-effective amendment to the registration statement. *See* Section 14(a) of the 1940 Act.

Signature Page

48. We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 ("Securities Act").

GENERAL PROCEDURAL COMMENTS

49. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

50. We note that portions of your filing are incomplete, including the fee table, prior performance disclosure, and information regarding the Funds' Trustees. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

51. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

52. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

53. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

54. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

55. Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel